                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED ON STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                                 Amendment No. 3

                            eMerge Interactive, Inc.
                                (Name of Issuer)

                         Common Stock, $0.008 par value
                         (Title of Class of Securities)

                                   29088W 10 3
                                 (CUSIP Number)

                             Karen M. Keating, Esq.
                           Safeguard Scientifics, Inc.
                       435 Devon Park Drive, Building 800
                                 Wayne, PA 19087
                                 (610) 293-0600
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                February 20, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and give copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

CUSIP No. 29088W 10 3                                              Page 2 of 14

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           SAFEGUARD SCIENTIFICS, INC.             23-1609753
--------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------

    3      SEC USE ONLY
--------------------------------------------------------------------------------

    4      SOURCE OF FUNDS
           N/A
--------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                        [ ]
--------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           PENNSYLVANIA
--------------------------------------------------------------------------------

            NUMBER OF                 7     SOLE VOTING POWER
             SHARES                         -0-
          BENEFICIALLY     -----------------------------------------------------
            OWNED BY
         EACH REPORTING               8     SHARED VOTING POWER
           PERSON WITH                      8,034,129 SHARES OF CLASS A COMMON
                                            STOCK
                           -----------------------------------------------------

                                      9     SOLE DISPOSITIVE POWER
                                            -0-
                           -----------------------------------------------------

                                      10    SHARED DISPOSITIVE POWER
                                            8,034,129 SHARES OF CLASS A COMMON
                                            STOCK
--------------------------------------------------------------------------------

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,034,129 SHARES OF CLASS A COMMON STOCK
--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                       [X]*
--------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    20.4%
--------------------------------------------------------------------------------

   14E     TYPE OF REPORTING PERSON
                    CO
--------------------------------------------------------------------------------

* Excludes an aggregate of 5,053 shares of common stock held by certain executive officers and directors of Safeguard Scientifics, Inc. Safeguard Scientifics, Inc. disclaims beneficial ownership of such shares.

CUSIP No. 29088W 10 3                                              Page 3 of 14

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           SAFEGUARD DELAWARE, INC.             52-2081181
--------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------

    3      SEC USE ONLY
--------------------------------------------------------------------------------

    4      SOURCE OF FUNDS
           N/A
--------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                        [ ]
--------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
--------------------------------------------------------------------------------

            NUMBER OF                 7     SOLE VOTING POWER
             SHARES                         -0-
          BENEFICIALLY     -----------------------------------------------------
            OWNED BY
         EACH REPORTING               8     SHARED VOTING POWER
           PERSON WITH                      3,625,432 SHARES OF CLASS A COMMON
                                            STOCK
                           -----------------------------------------------------

                                      9     SOLE DISPOSITIVE POWER
                                            -0-
                           -----------------------------------------------------

                                      10    SHARED DISPOSITIVE POWER
                                            3,625,432 SHARES OF CLASS A COMMON
                                            STOCK
--------------------------------------------------------------------------------

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,625,432 SHARES OF CLASS A COMMON STOCK
--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                       [ ]
--------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    9.2%
--------------------------------------------------------------------------------

   14E     TYPE OF REPORTING PERSON
                    CO
--------------------------------------------------------------------------------

CUSIP No. 29088W 10 3                                              Page 4 of 14

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           SAFEGUARD SCIENTIFICS DELAWARE, INC.             51-0291171
--------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------

    3      SEC USE ONLY
--------------------------------------------------------------------------------

    4      SOURCE OF FUNDS
           N/A
--------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                        [ ]
--------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
--------------------------------------------------------------------------------

            NUMBER OF                 7     SOLE VOTING POWER
             SHARES                         -0-
          BENEFICIALLY     -----------------------------------------------------
            OWNED BY
         EACH REPORTING               8     SHARED VOTING POWER
           PERSON WITH                      4,153,921 SHARES OF CLASS A COMMON
                                            STOCK
                           -----------------------------------------------------

                                      9     SOLE DISPOSITIVE POWER
                                            -0-
                           -----------------------------------------------------

                                      10    SHARED DISPOSITIVE POWER
                                            4,153,921 SHARES OF CLASS A COMMON
                                            STOCK
--------------------------------------------------------------------------------

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,153,921 SHARES OF CLASS A COMMON STOCK
--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                       [ ]
--------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    10.6%
--------------------------------------------------------------------------------

   14E     TYPE OF REPORTING PERSON
                    CO
--------------------------------------------------------------------------------

CUSIP No. 29088W 10 3                                              Page 5 of 14

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 3 to Schedule 13D amends and supplements the
Schedule 13D, as amended, previously filed by the Reporting Persons relating to the common stock, $0.008 par value per share, of eMerge Interactive, Inc., a Delaware corporation (the "Company"). This Amendment No. 3 to Schedule 13D relates to the execution of a Termination Agreement dated February 20, 2004, by and between Internet Capital Group, Inc. and Safeguard Scientifics, Inc., providing for the termination of a joint venture entered into between the parties.

         The principal executive offices of the Company are located at 10315 102nd Terrace, Sebastian, Florida 32958. According to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, the number of shares of the Company's common stock outstanding as of November 10, 2003, was 39,064,587, consisting of 33,370,142 shares of Class A common stock outstanding and 5,694,445 shares of Class B common outstanding as of this date.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c) This Schedule 13D is being filed by: Safeguard Scientifics, Inc. ("Safeguard"), Safeguard Delaware, Inc. ("SDI"), and Safeguard Scientifics (Delaware), Inc. ("SSDI") (collectively, the "Safeguard Reporting Persons"). Safeguard is a leader in developing companies primarily in the information technology and healthcare life sciences areas. SDI and SSDI are wholly owned subsidiaries of Safeguard. Set forth in Schedule I annexed hereto are the name, identity and background of each Safeguard Reporting Person and set forth in Schedules II, III, and IV annexed hereto is the information required by Item 2 of Schedule 13D about the identity and background of each Safeguard Reporting Person's directors, executive officers and controlling persons, if any. The Safeguard Reporting Persons are sometimes referred to herein, collectively, as the "Reporting Persons," and, individually, as a "Reporting Person."

         (d) and (e) During the past five years, no Reporting Person nor, to the best of each Reporting Person's knowledge, no person named in Schedules II through IV to this Schedule 13D, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Add the following to Item 3:

         On June 1, 2001, SDI received 14,000 shares of the Company, valued at $6.00 per share, from a third party in exchange for partial cancellation of indebtedness.

         On August 31, 2001, SDI acquired 29,441 shares of the Company at $1.6984 per share. The funds used in this transaction came from the general working capital of Safeguard.

         On August 24, 2001, SDI received a warrant to purchase 254,776 shares of Class A common stock in connection with the posting of a letter of credit for the Company. The strike price for the warrant is $1.548 per share, and the warrant expires on August 24, 2004.

CUSIP No. 29088W 10 3                                              Page 6 of 14

         On January 15, 2003, SDI acquired 20,000 shares of the Company valued at $2.00 per share, from a third party in exchange for partial cancellation of indebtedness.

ITEM 4.  PURPOSE OF TRANSACTION.

         Safeguard holds interests in a number of non-strategic, or legacy, companies that do not currently operate in areas within Safeguard's strategic focus or are companies in which Safeguard owns less than a majority interest. Safeguard manages its non-strategic holdings to contribute to its balance sheet strength. Safeguard reviews on an ongoing basis its non-strategic companies and, depending on market conditions and other factors, considers divesting a company and redeploying the capital realized to support its other business opportunities. The Company is one of our non-strategic holdings and Safeguard may therefore seek to dispose of all or a portion of its shares of the Company from time to time as market conditions may permit.

         Safeguard reserves the right to change its plans and intentions at any time and to take any action, with respect to the Company or any of its equity securities, in any manner permitted by law.

         Other than as set forth in Item 3 or Item 4 of this statement or as disclosed in previous amendments to Schedule 13D, each Reporting Person currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Replace the disclosure previously contained in Item 5 with the following:

         The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by each Reporting Person. Except as otherwise noted, each person listed has sole voting and dispositive power over all shares listed opposite its name. Any of the aforementioned persons whose names do not appear in the table below do not, to the best of each Reporting Person's knowledge, beneficially own any shares of the Company.

         Unless otherwise indicated in Schedule V annexed hereto, no Reporting Person or director or executive officer of a Reporting Person listed on Schedules II-IV annexed hereto has consummated any transaction in the Company's shares during the past 60 days.

                                                                        Beneficial Ownership
                                                        -----------------------------------------------
                                                          Number of                          Percentage
                                                           Shares                             of Total
                                                        -----------                            -------
Safeguard Scientifics, Inc.                             8,034,129(2)                           20.4%(1)
Safeguard Delaware, Inc.                                3,625,432(2)(3)                         9.2%(1)
Safeguard Scientifics (Delaware), Inc.                  4,153,921(3)                           10.6%(1)

(1) Calculations based upon 39,064,587 shares of Company Common Stock outstanding on November 10, 2003, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

(2) Represents the 4,153,921 shares of Common Stock beneficially owned by SSDI and the 3,625,432 shares of Common Stock beneficially owned by SDI. Safeguard and each of SDI and SSDI have reported that Safeguard together with each of SDI and SSDI, respectively, have both shared voting and dispositive power with respect to the shares beneficially owned by each of SDI and SSDI, respectively, because Safeguard is the sole stockholder of each of SDI and SSDI. Included in the 3,625,432 shares beneficially owned by SDI are 254,776 shares that may be acquired upon exercise of

CUSIP No. 29088W 10 3                                              Page 7 of 14

currently exercisable warrants. Excludes an aggregate of 5,053 shares of common stock held by certain executive officers and directors of Safeguard Scientifics, Inc. Safeguard Scientifics, Inc. disclaims beneficial ownership of such shares.

(3) The Reporting Person is a wholly owned subsidiary of Safeguard.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Add the following to Item 6:

         In accordance with a Termination Agreement, dated February 20, 2004, by and between Internet Capital Group, Inc. ("ICG") and Safeguard (the "Termination Agreement"), the joint venture entered into between ICG and Safeguard was terminated. Accordingly, ICG and Safeguard are no longer bound to vote all shares controlled by either of them for the election to the board of directors of the Company of two designees of Safeguard and two designees of ICG, and ICG and Safeguard will no longer be bound by provisions regarding rights of first refusal. Following the execution of the Termination Agreement, Safeguard is no longer regarded as having beneficial ownership of the shares of Company common stock held by ICG or its subsidiaries.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         99.1. Termination Agreement, dated February 20, 2004, by and between Internet Capital Group, Inc. and Safeguard Scientifics, Inc.

CUSIP No. 29088W 10 3                                              Page 8 of 14


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 24, 2004                     Safeguard Scientifics, Inc.


                                             By:  CHRISTOPHER J. DAVIS
                                                  ----------------------------
                                                  Christopher J. Davis
                                                  Managing Director and
                                                  Chief Financial Officer

Date:  February 24, 2004                     Safeguard Delaware, Inc.

                                             By:  CHRISTOPHER J. DAVIS
                                                  ----------------------------
                                                  Christopher J. Davis
                                                  Vice President and Treasurer

Date:  February 24, 2004                     Safeguard Scientifics (Delaware),
                                             Inc.

                                             By:  CHRISTOPHER J. DAVIS
                                                  ----------------------------
                                                  Christopher J. Davis
                                                  Vice President and Treasurer

CUSIP No. 29088W 10 3                                              Page 9 of 14

                                   SCHEDULE I

1.       Safeguard Scientifics, Inc.

         Safeguard Scientifics, Inc., a Pennsylvania corporation ("Safeguard"), owns all of the outstanding capital stock of Safeguard Delaware, Inc. ("SDI") and Safeguard Scientifics (Delaware) Inc. ("SSDI"). Safeguard has an address at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087-1945. Safeguard is a leader in developing companies primarily in the information technology and healthcare life sciences areas. See Schedule II with respect to the executive officers and directors of Safeguard as of the date of filing this Schedule 13D.

2.       Safeguard Delaware, Inc.

         SDI is a wholly owned subsidiary of Safeguard. SDI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. 7048, Wilmington, DE 19803. Schedule III provides information about the executive officers and directors of SDI as of the date of filing this
         Schedule 13D.

3.       Safeguard Scientifics (Delaware), Inc.

         SSDI is a wholly owned subsidiary of Safeguard. SSDI owns all of the outstanding capital stock of SSI Management Company, Inc. ("SSI Management"). SSDI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803. Schedule IV provides information about the executive officers and directors of SSDI as of the date of filing this Schedule 13D.

CUSIP No. 29088W 10 3                                             Page 10 of 14


                                   SCHEDULE II
         EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS, INC.


              Name                        Present Principal Employment                      Business Address
              ----                        ----------------------------                      ----------------
EXECUTIVE OFFICERS*

Anthony L. Craig                   President, Chief Executive Officer and       Safeguard Scientifics,Inc.
                                   Director                                     800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Michael F. Cola                    Managing Director, Healthcare Life Sciences  Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Christopher J. Davis               Managing Director and Chief Financial        Safeguard Scientifics,Inc.
                                   Officer                                      800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Anthony A. Ibarguen                Managing Director, Business & IT Services    Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

DIRECTORS*

Robert E. Keith, Jr.               Managing Director, TL Ventures               TL Ventures
                                                                                435 Devon Park Drive, Bldg. 700
                                                                                Wayne, PA 19087
Anthony L. Craig                   Same as above                                Same as above
Julie A. Dobson                    Consultant                                   12617 Greenbriar Road
                                                                                Potomac, MD 20854
Andrew E. Lietz                    Managing Director, Rye Capital Management    P. O. Box 738
                                                                                Rye, NH 03870
George MacKenzie                   Consultant                                   360 High Ridge Road
                                                                                Chadds Ford, PA  19317
Jack L. Messman                    Chairman and CEO, Novell, Inc.               Novell, Inc.
                                                                                404 Wyman Street, Suite 500
                                                                                Waltham, MA 02451
Russell E. Palmer                  Chairman and CEO, The Palmer Group           The Palmer Group
                                                                                3600 Market Street, Suite 530
                                                                                Philadelphia, PA 19104
John W. Poduska Sr.                Consultant                                   295 Meadowbrook Rd.
                                                                                Weston, MA 02493-2450
Robert Ripp                        Chairman, Lightpath Technologies, Inc.       21 Old Logging Road
                                                                                Bedford, NY 10506
John J. Roberts                    Consultant                                   1007 Canterbury Lane
                                                                                Villanova, PA 19085

*  All Executive Officers and Directors are U.S. Citizens.

CUSIP No. 29088W 10 3                                             Page 11 of 14

                                  SCHEDULE III
          EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD DELAWARE, INC.


              Name                        Present Principal Employment                      Business Address
              ----                        ----------------------------                      ----------------
EXECUTIVE OFFICERS*
Anthony L. Craig                   President, Safeguard Delaware, Inc.;         Safeguard Scientifics, Inc.
                                   President and CEO, Safeguard Scientifics,    800 The Safeguard Building
                                   Inc.                                         435 Devon Park Drive
                                                                                Wayne, PA 19087
Christopher J. Davis               Vice President & Treasurer, Safeguard        Safeguard Scientifics,Inc.
                                   Delaware, Inc.; Managing Director and CFO,   800 The Safeguard Building
                                   Safeguard Scientifics, Inc.                  435 Devon Park Drive
                                                                                Wayne, PA 19087
DIRECTORS*
Deirdre Blackburn                  Manager, Legal Systems & Corporate           Safeguard Scientifics, Inc.
                                   Secretary, Safeguard Scientifics, Inc.       800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Steve Grenfell                     Director, Safeguard Scientifics, Inc.        Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

*  All Executive Officers and Directors are U.S. Citizens.

CUSIP No. 29088W 10 3                                             Page 12 of 14


                                   SCHEDULE IV
   EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS (DELAWARE), INC.


              Name                        Present Principal Employment                      Business Address
              ----                        ----------------------------                      ----------------
EXECUTIVE OFFICERS*
Anthony L. Craig                   President, Safeguard Scientifics             Safeguard Scientifics, Inc.
                                   (Delaware), Inc.; President and CEO,         800 The Safeguard Building
                                   Safeguard Scientifics, Inc.                  435 Devon Park Drive
                                                                                Wayne, PA 19087
Christopher J. Davis               Vice President & Treasurer, Safeguard        Safeguard Scientifics, Inc.
                                   Scientifics (Delaware), Inc.; Managing       800 The Safeguard Building
                                   Director and CFO, Safeguard Scientifics,     435 Devon Park Drive
                                   Inc.                                         Wayne, PA 19087
DIRECTORS*
Deirdre Blackburn                  Manager, Legal Systems & Corporate           Safeguard Scientifics, Inc.
                                   Secretary, Safeguard Scientifics, Inc.       800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Steve Grenfell                     Director, Safeguard Scientifics, Inc.        Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

*  All Executive Officers and Directors are U.S. Citizens.

CUSIP No. 29088W 10 3                                             Page 13 of 14


                                   SCHEDULE V

All of the following transactions were effected by the executive officers and directors of the Reporting Persons listed below, in brokers' transactions in the Nasdaq National Market.

Name                  Date     Type of Transaction  Shares  Price Per Share
----                  ----     -------------------  ------  ---------------
Poduska Family Trust  1/28/04  Sale                 95,562  $3.30